January 13, 2009

United States Securities and Exchange Commission

Attn:  Kristin Shifflett

CF/AD5

100 F Street N.E.

Washington, D.C.  20549-3561

RE:  Sense Technologies Inc

        Form 10-KSB/A for the year ended February 28, 2007

        Filed July 17, 2007

        File No. 000-29990

        Your letter of January 9, 2009

Responses are keyed to your letter items:

1.

Per Item 6. of our July 8, 2008 correspondence, we noted that management had erred in not better evaluating the auditor selection.  We continued to utilize the auditing firm we historically used in essentially a default mode to assure consistency in our public reportings.  When the firm was acquired by a regional firm, we again defaulted to utilizing the survivor of the merger.   We further stated we would evaluate all options available to the Company during the current fiscal year, including the US member firm of BDO International. We noted that we no longer qualify as a foreign private issuer.

Per Item 6. of our October 29, 2008 correspondence, we noted that we have changed accountants to McElravy, Kinchen & Associates, P.C., 13831 Northwest Freeway, Suite 300, Houston, Texas 77040, a US Firm.  We duly filed Form 8K to disclose same.

Accordingly, we are now utilizing a US auditing firm.

Sincerely,

SENSE TECHNOLOGIES, INC.

/s/Bruce E. Schreiner

Bruce E. Schreiner

        Administrative

ScopeOut Sales

Guardian Alert Sales

        Bruce Schreiner

Lowell Martinson

Tim Goldsbury

        2535 N Carleton Avenue

16455 S. 15th Street

Alhambra Plaza-725 N Hwy A-1-A, Suite C-106

        Grand Island, NE  68803

Phoenix, AZ  85048

Jupiter, FL  33477-4565

        Phone: 308-381-1355

Phone: 480-474-4309

Phone: 561-744-2952 / 704-522-7999

        Fax: 308-381-6557

Fax: 480-460-7559

Fax: 561-745-6795